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Exhibit 12

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
						Nine Months Ended September 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
FIXED CHARGES
Interest expensed and capitalized	€12,108	€15,198	€16,170	€16,887	€28,930	€36,774

EARNINGS
Income (loss) before minority interest and taxes	€(34,747)	€32,130	€(2,740)	€(17,551)	€(6,068)	€(16,577)
Add back: Equity loss in investee	—	—	—	—	3,931 (1)	554

Pre-tax income from continuing operations before minority interests and income (loss) from equity investee and capitalized interest	(34,747)	32,130	(2,740)	(17,551)	(2,137)	(16,023)
Fixed charges	12,108	15,198	16,170	16,887	28,930	36,774
Subtract interest capitalized	(9,297)	—	—	(3,134)	(17,407)	(27,220)

Total earnings	€(31,936)	€47,328	€13,430	€(3,798)	€9,386	€(6,469)

RATIO OF EARNINGS TO FIXED CHARGES	(2.64)	3.11	0.83	(0.22)	0.32	(0.18)

Deficiency	€44,044	€—	€2,740	€20,685	€19,544	€43,243

(1)
The equity add back is comprised of the equity loss of €1,676 plus the related impairment charge of €2,255.

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Exhibit 12
Ratio of Earnings to Fixed Charges